NEWS RELEASE
For immediate release

NORBORD TO TAKE DOWNTIME IN SEPTEMBER AND OCTOBER

TORONTO, ON (August 31, 2006) -- Norbord Inc. announced today that it plans to take scheduled downtime at two of its North American oriented strand board (OSB) operations in September and October. The Company's plants at Bemidji, Minnesota and Joanna, South Carolina plan to take a combined total of eight days of downtime to pursue scheduled maintenance activities.

The shuts will result in the curtailment of approximately 11 million square feet (3/8"basis) of production.

In addition, Norbord has been notified of a force majeure supply interruption event at one of its key resin suppliers. The Company has been able to secure alternate resin supplies at the present time.

Norbord Inc. is an international producer of wood-based panels with assets of $1.3 billion. We employ approximately 2,700 people at 16 plant locations in the United States, Europe and Canada. We are one of the world's largest producers of oriented strand board (OSB). In addition to OSB, we manufacture particleboard, medium density fibreboard (MDF), hardwood plywood, I-joists and related value-added products. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.

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Contact:

Robin Lampard
Vice President, Treasurer
(416) 643–8843
robin.lampard@norbord.com

Norbord Inc.	Telephone Number:
Suite 600	(416) 365-0705
1 Toronto Street	Fax (416) 365-3292
Toronto, Ontario	www.norbord.com
M5C 2W4